A Wireless IP Integration Company
6815 Flanders Drive, Suite 210	tel 858.625.2100
San Diego, CA 92121	fax 858.625.2110	www.axesstel.com

David Morash 858-625-2107 dmorash@axesstel.com

April 26, 2005

VIA EDGAR and FEDEX

Mr. Larry Spirgel

Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Axesstel, Inc. – Form 10-KSB for the year ended December 31, 2004

Dear Mr. Spirgel:

We are providing supplemental information in response to your written request for clarification regarding the Company’s Form 10-KSB for the year ended December 31, 2004 (the “10-KSB”), filed with the Commission on February 4, 2005.

In particular, you asked for the Company to provide responses to the following three questions:

1.	Tell us what you mean by not having a specific sales return policy, and if there are any conditions when your product can be returned, and if so, disclose those conditions.

2.	Disclose in detail the reasons for the significant increase in revenues in 2004.

3.	Tell us if interest on your debt is included in your contractual commitments table. If not, please revise to disclose in the future.

Responses:

1. Tell us what you mean by not having a specific sales return policy, and if there are any conditions when your product can be returned, and if so, disclose those conditions.

Different contracts have different return policies. The two significant return policies were described in the Notes to Consolidated Financial Statements (page F-9) as follows:

On most contracts, the Company provides for a warranty replacement unit at one percent of total units shipped. The cost related to the standard warranty replacement unit is included in the cost of goods sold and recorded when revenue is recognized. On one of the Company’s significant contracts, the Company does not provide a warranty replacement unit of one percent of total units shipped. In this case, the Company provides third party service centers to the customer for any warranty performance. Costs for these service centers are recorded to cost of sales as revenues are recorded. During the year ended December 31, 2004, warranty costs amounted to approximately $220,000 and as of December 31, 2004 the Company has established a warranty reserve of $183,000 (which is included in the $220,000 warranty costs) to cover additional service costs over the life of the warranty. All products are tested by quality inspection prior to shipment and the Company has historically experienced a minimal level of defective units. Management believes that no additional warranty reserve is needed other than as discussed above.

We will include this language in all future Management’s Discussion and Analysis of its Critical Accounting Policies.

2. Disclose in detail the reasons for the significant increase in revenues in 2004.

The significant increase in revenues for 2004 was explained in the “Overview” section of Management’s Discussion and Analysis (page 27) as follows:

“Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless phones. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products”.

Our revenue for the year ended December 31, 2004 consisted entirely of product sales, which increased substantially each quarter of the year. These sales were principally derived from two customers and two products. These two customers totaled 86% of our revenues, of which one customer comprised 71% and the other 15% (See page 32, “Revenues”). The Company recognized no research and development revenue for the year ended December 31, 2004.

We will include expanded language in our “Results of Operations” disclosures in all future filings.

3. Tell us if interest on your debt is included in your contractual commitments table. If not, please revise to disclose in the future.

Interest expense from our debt was inadvertently omitted from the contractual commitments table. In future filings, we will include related interest expense to this disclosure table.

If you have any questions, please contact me at (858) 625-2107.

Very truly yours,

/s/ David L. Morash
David L. Morash

W02-SD:6RW1\51373890.3

cc:	Patrick Gray

Helen Chao, Esq.

Stephen R. LaSala, Esq.

John J. Hentrich, Esq.

John D. Tishler, Esq.

Mike Gordon